Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Unum Group for the registration of senior debt securities, subordinated debt securities, preferred stock, depositary shares, common stock, warrants, stock purchase contracts, and units, and to the incorporation by reference therein of our reports dated February 17, 2026, with respect to the consolidated financial statements and schedules of Unum Group and subsidiaries, and the effectiveness of internal control over financial reporting of Unum Group and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chattanooga, Tennessee
April 23, 2026